UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

MINUTES No. 219. In the City of Buenos Aires, on the 9th day of the month of March of 2021, in compliance with the Mandatory and Preventive Social Distancing provided for by Executive Order issued on the grounds of Necessity and Urgency (DNU) No. 875/2020, and the successive extensions thereof, as well as the recommendations of Resolution No. 335/2020 of the Government of the City of Buenos Aires, and pursuant to CNV General Resolution No. 830/2020 that authorized the holding of remote Audit Committee meetings during the period of the state of health emergency and restriction on free movement, even for those issuers whose bylaws do not have an explicit provision thereon, as in the Company’s case, the members of the Audit Committee of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANÓNIMA (EDENOR S.A.) (“the Company” or “Edenor” and the “Committee”) Directors Carlos Pérez Bello, Carlos Iglesias and Diego Rozengardt meet at 12.15 p.m. through the Microsoft Teams system, which allows for the simultaneous transmission of sound, images and words throughout the entire meeting. The meeting is also attended -via such system- by Mr. Germán Wetzler Malbrán, on behalf of the Supervisory Committee, who verifies the participants’ proof of identity by reliable means and their simultaneous attendance to the meeting. Mrs. Gabriela Chillari, the Company’s Corporate Affairs Assistant Manager, and Mr. Edgardo Sanguineti and Mrs. Silvina Acquafresca in their capacity as advisors of the Audit Committee, also attend the meeting. The legally and statutorily required quorum being present, the Chairman, Mr. Carlos Pérez Bello, calls the meeting to order to deal with the ONLY ITEM of the Agenda: AUDIT COMMITTEE’s aNnual REPORT For THE YEAR ENDED DECEMBER 31, 2020:

Mr. Pérez Bello recaps on the work performed by the Committee in relation to fiscal year 2020. Immediately afterwards, Mr. Pérez Bello informs that taking into account the issues for which the Committee is responsible and the work performed, he has prepared a proposed Audit Committee’s Annual Report relating to fiscal year 2020, which he distributed in advance to the other Committee members, and proposes that such proposed report be considered.

Upon consideration and discussion, Mr. Iglesias proposes that said proposed report as well as the actions taken by the Committee during fiscal year 2020 be approved. Mr. Iglesias’s motion is unanimously approved.

Mr. Iglesias then proposes that the signing of the report be delegated to Mr. Pérez Bello and that the Secretariat be entrusted with the duty to inform about it at the next Board of Directors’ meeting. Mr. Iglesias’s proposal is unanimously approved. The pertinent report is included as an Appendix to these minutes.

Mr. Wetzler Malbrán, member of the Supervisory Committee, who has participated in the entire meeting, states that the decisions adopted in the meeting have been adopted with complete regularity.

There being no further issues to discuss, the meeting is adjourned at 12.30 p.m.

Appendix

AUDIT COMMITTEE’S REPORT

FOR THE YEAR ENDED DECEMBER 31, 2020

Buenos Aires, March 9, 2021

To the Directors and Shareholders of

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA

NORTE S.A. (EDENOR S.A.)

6363 Av. Del Libertador Avenue, 11th floor

City of Buenos Aires

In our capacity as members of the Audit Committee (“Committee”) of Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR S.A.” or “the Company”), and as required by the National Securities Commission (hereinafter “CNV”), we submit the following report on the treatment given by the Committee to those issues for which it is responsible, related to the fiscal year ended December 31, 2020 (hereinafter “the fiscal year”). This report has been approved by all the Committee’s members, Messrs. Carlos Pérez Bello, Carlos Iglesias and Diego Rozengardt.

I.	DUTIES AND RESPONSIBILITIES OF THE COMMITTEE

A brief summary of the main duties and responsibilities of the Audit Committee is included below:

-	As regards reporting, internal control and risk management:
A.	To oversee the external audit, assess its independence, plans and performance, expressing an opinion thereon in the annual report and informing about the fees of the external audit and other services rendered by the auditing firm, as well as those of other firms for auditing, accounting, IT, internal control, and financial and administrative advisory services, as well as those for courses delivered in connection with these issues, and, if applicable, to issue an opinion on:

1.       The Board of Directors’ proposal to appoint or remove the external auditors.

2.       The requests for special audits made by non-controlling shareholders (there has been none in the fiscal year).

B.	To assess the internal audit function’s plans and performance, expressing an opinion thereon in the annual report.
C.	To oversee internal control and, as part of it, the operation and reliability of the administrative and accounting system.
D.	To monitor implementation of the Company’s information policies on risk management.
E.	To assess compliance with the rules of conduct applicable in the Company.
F.	To monitor the operation of a channel for reporting concerns about accounting, internal control and auditing matters.
G.	To monitor the reliability of the financial information and information on relevant events filed with the CNV and with the securities markets.
-	Other duties:
H.	To express an opinion on the agreements entered into with related parties for amounts in excess of 1% of the Company’s Equity, in accordance with the most recently approved statement of financial position submitted for the Committee’s consideration by the Board of Directors or one of its members, in relation to whether they conform to market conditions.

I.	To issue an opinion on any case of conflict of interest, providing the market with complete information thereon.
J.	To express an opinion on the reasonableness of the proposals made by the Board of Directors in connection with fees and stock option plans for directors and managers.
K.	To prepare, on an annual basis, an action plan for the fiscal year and report it to both the Board of Directors and the Supervisory Committee.
L.	To analyze, on an annual basis, the adequacy of the Committee’s Regulations and to inform any proposed changes to the Board of Directors for their review and approval.
M.	To provide each and every report, opinion or pronouncement required by current regulations.
N.	To express an opinion on the compliance with legal requirements and on the reasonableness of the terms and conditions of issue, in the case of an issue of shares or convertible securities that excludes or restricts preemptive rights (there has been none in the fiscal year).
O.	To express an opinion on the public tender offer of shares under voluntary delisting (there has been none in the fiscal year).
P.	To inform on the Board of Directors’ resolution required in the case of other purchases of treasury stock (there has been none in the fiscal year.)
Q.	To consider any other issue delegated to it by the Board of Directors, as well as to fulfill any other duty imposed on it by the Law (there has been none in the fiscal year).

The following section deals with the aforementioned duties and responsibilities applicable during the fiscal year. Nevertheless, for the sake of their understanding, we suggest reading the pertinent provisions (Law No. 26,831, Sections 64, 72, 73, 98, 108 and 110, CNV’s Regulations, Title II, Chapter III, Part V, Section 18) and the Regulations of the Company’s Audit Committee.

II.	TREATMENT GIVEN BY THE COMMITTEE TO THE ISSUES ABOVE

On February 20, 2020 the Committee approved its work plan for fiscal year 2020.

We summarize below the treatment given by the Audit Committee to the issues under the scope of its responsibility as described in the preceding section, except for those issues indicated in I.A.2, I.N., I.O., I.P. and I.Q., as they are not applicable. In such regard, we describe the main tasks performed and the conclusions in relation to each of those issues.

A.	External Audit

On March 5, 2020, the Board of Directors proposed that Price Waterhouse & Co. S.R.L. be appointed as the Company’s external auditors for the fiscal year, with Mr. Sergio Cravero as the regular auditor and Messrs. Fernando Rodríguez and Ezequiel Mirazón as alternate auditors, all of them partners of said professional firm.

On April 7, 2020, the Audit Committee rendered a favorable opinion on the aforementioned Board of Directors’ proposal.

On April 28, 2020, the Shareholders’ Meeting appointed the auditors as proposed by the Board of Directors.

For the purposes of assessing whether the quality of the external audit work provides a satisfactory level of assurance on the documents subject to its examination, we have analyzed the following issues, to the extent they relate to such purpose:

1.   The background information of the external auditing firm and particularly the personal and professional data of the regular and alternate auditors with regard to their qualifications and independence, including, but not limited to, the following tasks:

a.	Reading of the sworn statements required under section 104 of Law No. 26,831.
b.	Analysis of the auditors’ quality control and independence policies.
c.	Gathering of information on their training, experience, working methods, working team and clients.
d.	Obtaining of a statement by the auditors about their independence.
e.	Discussion of the issues above with the Company’s officers.

2.   The development of the tasks performed by the auditors basically through meetings with them at which the following issues, among others, were analyzed and assessed:

a.	Implementation of the relevant policies and application of working methods.
b.	General planning of tasks.
c.	Tasks performed in relevant areas.
d.	Main written communications between the auditors and the Company’s officers.
e.	Outcome of the most important works and relevant conclusions.
f.	Criteria applied in relation to main accounting and auditing matters.

3.   The reports issued by the auditors as a result of their work, including, among others, the following:

a.	The audit reports on the financial statements as of December 31, 2020 and on the review of the relevant informative summary and supplementary information requested by the CNV.
b.	The limited review reports on the condensed interim financial statements as of March 31, June 30, and September 30, 2020 and on the review of the respective informative summaries and supplementary information requested by the CNV.

4.   The services rendered by the external auditors for a total invoicing amount in the fiscal year of ARS 19,956,196 as auditing services and other services intended to build trust in third parties.

In accordance with the provisions of the Audit Committee’s Internal Regulations, it is our responsibility to also inform about the fees for the services rendered by other professionals in the fiscal year in connection with auditing, accounting, IT, internal control and financial and administrative advisory issues, as well as those related to courses delivered on those issues. In this regard, we inform on the pertinent fees for fiscal year 2020.

SERVICES RENDERED	AMOUNT (IN ARGENTINE PESOS)

Internal Audit and Internal Control	2,673,454
IT Consulting	14,880,727
Assistance in accounting matters	7,996,880
Tax Advisory	5,406,557
30,957,618

As a result of the work performed, as previously described and for the above-mentioned purposes, no significant issue has come to our attention that we should mention in relation to the external auditors appointed by the Shareholders’ Meeting for the fiscal year, concerning their engagement, independence, qualifications, planning, performance, reports and the services requested of them by the Company in said fiscal year. Based on the foregoing, in our opinion, the external audit planning and development in the fiscal year were appropriate as regards their purposes to offer a proper level of assurance on the audited information.

B.	Internal Audit

The Internal Audit is an independent and objective assurance and consulting activity that adds value and improves the Company’s operations. To that end, it helps accomplish the Company objectives by building a systematic, disciplined approach to assess and improve the effectiveness of risk management, control and governance processes. The Internal Audit Department’s objective consists of ascertaining if the risk management scheme and governance and control processes designed and performed by management are appropriate and effectively work to ensure that:

a)	risks are properly identified and managed.
b)	interaction among the different groups across corporate governance is appropriate.
c)	critical information (whether on finance, management or operations) is complete, accurate, reliable and provided on a timely basis.
d)	actions taken by employees are in line with applicable polices, rules, procedures, laws and regulations.
e)	resources are economically acquired, efficiently used and properly protected.
f)	goals set are achieved and the approved plans and programs are implemented.
g)	quality and continuous improvement are developed in the organization’s processes.

Our work in connection with the internal audit does not cover those matters related to the efficiency and effectiveness of operations as we believe that they fall outside the scope of our responsibility.

For the purposes of assessing whether the Internal Audit Department properly complied with its relevant responsibilities, we have performed the following tasks:

1.	Consideration of the following elements, to the extend they are related to the aforementioned purpose:
a.	Mission, responsibilities and work methodology of the Internal Audit Department in line with its Internal Audit General Regulation.
b.	Organizational and reporting structures.
c.	Its staff’s key skills.
d.	Annual work plan.

2.     Holding of regular meetings with the Internal Audit Department to follow up compliance with the audit plan and analyze the results of the works performed.

As a result of our work, performed for the purposes and with the scope mentioned above, no relevant issue has come to our attention that we should mention in relation to the organization, independence, oversight and performance of the tasks carried out during the fiscal year, or to the communication of their results. Based on the foregoing, in our opinion the planning and development of the internal audit work performed by said Department during the fiscal year were appropriate in relation to their aforementioned objectives, except that we express no opinion on the work performed in relation to the efficiency and effectiveness of operations as they fall outside the scope of our responsibility.

C.	Internal Control

Internal control is a process effected by the Company’s Board of Directors, Management and other personnel, designed to provide reasonable assurance of the achievement of and compliance with objectives: (i) operations objectives: those pertaining to the effectiveness and efficiency of operations, including operational and financial performance goals, and safeguarding of assets, (ii) reporting objectives: those pertaining to internal and external financial and non-financial reporting, encompassing reliability, timeliness, transparency and other aspects defined by regulators, standard settlers or the Company’s policies, and (iii) compliance objectives: those pertaining to the adherence to laws and regulations to which the Company is subject.

Our work in connection with internal control did not cover those matters related to the effectiveness and efficiency of operations, as we believe that they fall outside the scope of our responsibility.

In order to assess the extent to which the Company’s internal control in general, and its administrative and accounting system in particular (that is a part thereof) properly fulfills the aforementioned purposes, to which we have limited the scope of our work, we have performed the following tasks:

1.	Discussion of matters related to the Company’s internal control and its administrative and accounting system with the Company’s key officers.

2.   Consideration of the tasks mentioned in caption B.

3.   Analysis of the work performed by the External Audit in that regard and its results.

4.   Analysis of the tasks performed by the Company in compliance with the applicable provisions of the Sarbanes-Oxley Act:

Due to the fact that the Company is subject to complying with the provisions of the Sarbanes-Oxley Act, it must perform all the tasks required to certify the internal control as prescribed by said Act.

The Audit Committee has become aware of the tasks performed and has analyzed their results.

As a result of the work performed, for the purposes and with the scope previously described, we have not become aware of significant issues particularly in relation to the Company’s internal control and its administrative and accounting system, that have not been properly dealt with by the Company, limiting this conclusion to the internal control aspects related to the protection of the Company’s assets, the compliance with applicable regulations, and the reliability and appropriate disclosure of accounting and financial information and information on relevant events

D.	Risk management

The Committee’s responsibilities in relation to risk management consist of monitoring the implementation of the Company’s information policies on risk management.

For the purposes of assessing the Company’s implementation of information policies on risk management, we have performed the following tasks:

1.  Consideration of the Company’s regulation on Risk Management.

2.  Consideration of the work performed by the Company in that regard and its results to date.

3.  Evaluation of the extent to which identified and assessed risks, if applicable, were properly informed in accordance with the applicable legal, regulatory, professional (on accounting issues) and the Company’s own regulations.

As a result of the work performed, as previously described and for the above-mentioned purposes, we have not become aware of any significant issue that could imply a significant deviation from the implementation of the Company’s information policies on risk management, or from the legal, regulatory and the accounting profession’s regulations on risk information.

E.	Rules of conduct

In relation to our responsibility to assess compliance with the applicable rules of conduct, our work was focused, as regards the members of the Company’s managing board and other officers of the accounting and financial areas, on matters related to the integrity, transparency, reliability and appropriate disclosure of financial information and information on relevant events, and the proper use and protection of the Company’s assets. In this regard, we have considered the legal, regulatory and the Company’s own rules and regulations.

Our work was limited to those matters of which we became aware either in our capacity as Directors of the Company, or through both the work performed in relation to other matters that fall within the scope of the Committee’s responsibility (particularly those mentioned in captions B and C) and the tasks mentioned below:

1.	Review of the main rules established by the Company, including the Code of Ethics and other related regulations and policies.

2.   Consideration of the Supervisory Committee’s reports.

3.   Discussion of the issues above with the Company’s key officers.

As a result of the work performed, as indicated above, and for the purposes and with the scope already mentioned, no significant issue has come to our attention that we should mention in relation to the compliance with the previously referred to rules of conduct.

F.	Reporting of concerns about accounting, auditing and internal control matters

In compliance with the regulations applicable to the Company, it has an outsourced channel in place to report and submit for its consideration any concerns and complaints about accounting, internal control and auditing matters, guaranteeing anonymity and confidentiality at the reporting party’s request. Additionally, the Company has other channels of its own in place for the reporting of concerns.

The Audit Committee has discussed with the Internal Audit Department the channels’ operation, the reported concerns, the conducted investigations and the actions taken as a result thereof.

The Committee has no significant issues to inform or mention in connection with the operation of the reporting channel, the analysis of the information received, or the results obtained as regards the matters that fall within the scope of its responsibility

G.	Financial information and information on relevant events

For the purposes of monitoring the reasonableness of the financial information and the information on relevant events filed with the CNV and with the markets where the Company’s shares are listed, we have performed the tasks indicated further below.

Our responsibility in this regard does not include the performance of examinations in accordance with auditing standards, and, therefore, we have not performed them. Our work has been limited to the tasks described below, and, therefore, our conclusion on the information mentioned below should not be construed as a professional opinion thereon, but rather as a description of the results of tasks performed. In relation to the financial statements for the fiscal year, the external auditors and the Supervisory Committee are the parties responsible for issuing an opinion thereon. We have relied, in part, on the work performed by them.

Our work covered the following documents:

a.	The financial statements for the fiscal year ended December 31, 2020 and for the interim periods ended March 31, June 30, and September 30, 2020.
b.	The informative summaries and other supplementary information required by the CNV’s Regulations for the fiscal year and the interim periods mentioned in the preceding item.
c.	The Board of Directors Annual Report for the fiscal year.

d.	The communications on relevant events and on key financial information, other than the information referred to above, filed with the CNV and with the markets where the Company’s shares are listed.

In relation to these documents, and for the purposes and with the scope already mentioned, we have performed the following tasks:

1.	Reading and analysis of the information contained in the referred to documents.
2.	Analysis of the Company’s main accounting policies.
3.	Consideration of the work performed as indicated in captions A to F and the results thereof with regard to the previously mentioned documents.
4.	Discussion of important accounting matters with the external auditors and the Company’s key officers.
5.	Discussion of the documents mentioned in items a and b of this caption, as applicable, prior to the issue thereof, with the external auditors and the Company’s key officers.
6.	Analysis of the Annual Report for the fiscal year and discussion thereof with the Company’s officers.
7.	Analysis of the information mentioned in item d, considering that which is indicated in paragraph 8., and discussion thereof with the Company’s pertinent officers when deemed necessary.
8.	Verification of the inclusion in the above-mentioned information of all the relevant events and circumstances of which we became aware at the time of its issue.
9.	Consideration of the Disclosure Committee’s tasks in this regard.

Based on the work performed, as indicated above and for the purposes and with the scope already mentioned, no material comment has come to our attention that we should make on the information mentioned above or on the policies, procedures and controls related to its preparation.

H.	Agreements with related parties

Our responsibility with respect to the Company’s related-party transactions consists of rendering an opinion on whether the agreements for significant amounts that are submitted to our consideration by the Company’s Board of Directors or any of its members have been made on an arms’ length basis.

Pursuant to Law No. 26,831, section 72, we have considered as significant amount that amount equal to 1% of Equity, in accordance with the balance sheet most recently approved by the Shareholders’ Meeting.

In fulfillment of our responsibility in the fiscal year, on October 28, 2020 we issued an opinion, approved by a majority of votes and with the dissenting vote of Mr. Diego Rozengardt, expressing a favorable opinion on the addenda to the technical advisory agreement between Edenor and Pampa Energía S.A. (absorbing company of EASA) consisting of the extension of such agreement’s term.

During the year, no other agreement with related parties for a significant amount was approved by the Board of Directors, nor did we become aware of any other significant agreement with related parties.

On January 15, 2021, we issued a favorable opinion on the assignment to Creaurban S.A. of the claim in litigation held by Edenor that was allowed in the reorganization proceedings of Rivera Desarrollos S.A., by the absolute majority of votes cast by those present, Messrs. Carlos Pérez Bello and Carlos Iglesias.

I.	Conflicts of interest

During the tasks performed by us, both in our capacity as members of the Audit Committee and as the Company’s Directors, we did not become aware of any case of significance in which a member of the Company’s governing bodies has been involved in a conflict of interest situation, violating the provisions of the Law, the regulations or the Company’s own rules and regulations in this regard.

Additionally, we inform that:

1.	As indicated in the preceding caption, we have timely expressed an opinion on the agreements with related parties for significant amounts.

2.   After the reading and conceptual analysis of the financial statements, we have verified that the information on transactions with parent companies, subsidiaries and related companies is disclosed therein by the Company as provided for by the applicable legal, regulatory and professional regulations.

3.   We have discussed with the external auditors the work performed by them in relation to the reliability of the data mentioned in the preceding item.

4.   We have verified that the Supervisory Committee has made no comment on that respect in its reports.

Based on the work performed, as described above, no comment of significance has come to our attention that we should make with respect to our responsibility to report any case of conflict of interest.

J.	Proposal of fees payable to directors

In relation to our responsibility to express an opinion on the reasonableness of the fees payable to Directors, we inform that on April 7, 2020, the Committee issued an opinion on the reasonableness of the proposal of fees payable to directors for fiscal year 2019.

K.	Work plan

On February 24, 2021, the Committee approved its work plan for fiscal year 2021.

L.	Adequacy of the Audit Committee’s Regulations

The Shareholders’ Meeting of April 28, 2020 resolved to amend the bylaws, providing, among other issues, for the issuance by the Audit Committee of its regulations. The amendment to the bylaws requires both the ENRE’s prior approval and the CNV’s subsequent approval. To date, no resolution in this regard has been issued by those regulatory bodies.

Furthermore, the amendment to the Regulations approved by the Board of Directors concerning certain incompatibilities for the appointment of Committee members as such, was registered in this fiscal year.

The Committee has performed a review of the adequacy of the Committee’s Regulations and considered that no changes were necessary.

M.	Reports and opinion issued

As indicated in the preceding captions, the Committee has issued all the relevant and/or required reports and opinion (see captions A, H and J).

III.	GENERAL CONCLUSION

As indicated above, in our capacity as members of the Company’s Audit Committee we have carried out several tasks in fulfillment of the responsibilities assigned to us by legal, regulatory and statutory regulations.

As a result of the tasks described above, and as previously mentioned, we have not become aware of any significant comment that, to the best of our knowledge and belief, should be made in this report in relation to those matters that fall within the scope of our responsibility.

Carlos Pérez Bello	Diego Rozengardt	Carlos Iglesias

Germán Wetzler Malbrán

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 12, 2021